Exhibit 99.(1)(r)

MUTUAL OF AMERICA INVESTMENT CORPORATION

ARTICLES SUPPLEMENTARY TO THE CHARTER

Mutual of America Investment Corporation, a Maryland corporation and a registered open-end investment company under the Investment Company Act of 1940 (the Corporation), with its principal office c/o Corporation Trust Incorporated, 300 East Lombard Street, Baltimore, Maryland 21202, hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST:  Prior to the date hereof, the total number of shares of capital stock of all classes that the Corporation had authority to issue is four billion (4,000,000,000) shares of common stock, par value $.01 per share, with an aggregate par value of forty million dollars ($40,000,000).  Effective on the date hereof, the total number of shares of capital stock of all classes that the Corporation has authority to issue is four billion five hundred million (4,500,000,000) shares of common stock, par value $.01 per share, with an aggregate par value of forty-five million dollars ($45,000,000).  This increase in the total number of authorized shares of capital stock has been approved by the Board of Directors under Section 2-105(c) of the Corporations and Associations Articles of the Maryland Code.

SECOND:  Pursuant to the authority vested in the Board of Directors of the Corporation by Section 5.1 of the Articles of Incorporation of the Corporation (“Articles”), the authorized shares allocated to the classes of shares of the Corporation are as follows:

Fund	Allocation Increase/(Decrease)	Total Shares Allocated
Money Market Fund	100,000,000	350,000,000
International Fund	10,000,000	20,000,000
Retirement Income Fund	10,000,000	20,000,000
Retirement 2010 Fund	10,000,000	20,000,000
Retirement 2015 Fund	10,000,000	20,000,000
Retirement 2020 Fund	10,000,000	20,000,000
Retirement 2025 Fund	10,000,000	20,000,000
Retirement 2030 Fund	10,000,000	20,000,000
Retirement 2035 Fund	10,000,000	20,000,000
Retirement 2040 Fund	10,000,000	20,000,000
Retirement 2045 Fund	10,000,000	20,000,000

Allocations for all other classes not shown remain unchanged.  The relative preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of each such class are the same as for shares previously allocated to the other classes of shares issued by the Corporation prior to the date hereof.

IN WITNESS WHEREOF, the President of the Corporation has signed these Articles Supplementary in the Corporation’s name and on its behalf and acknowledges that these Articles Supplementary are the act of the Corporation, and states that to the best of his knowledge, information and belief all matters and facts set forth therein relating to the authorization and approval of the Articles Supplementary are true in all material respects and that this statement is made under the penalties of perjury.

Date: September 10, 2007	MUTUAL OF AMERICA
INVESTMENT CORPORATION
Attest:

/s/ Thomas L. Martin	/s/ Manfred Altstadt
Thomas L. Martin	Manfred Altstadt
Secretary	President, Chairman and CEO
(seal)